

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

October 6, 2016

<u>Via E-mail</u>
Alexander R. Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

> **Re: First Solar, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-33156**

Dear Mr. Bradley:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery